

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 18, 2008

Mail Stop 7010

Via U.S. mail

Dr. Kiril A. Pandelisev
Chief Executive Officer and Chairman of the Board
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, Arizona 85205

Re: **CRC Crystal Research Corporation**
Registration Statement on Form S-1 Amendment No.1
Filed on: August 25, 2008
File No.: 333-151309

CRC Crystal Research Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2007
Filed on: August 27, 2008
File No.: 000-52472

CRC Crystal Research Corporation
Form 10-Q for the period ended June 30, 2008
Filed on: August 14, 2008
File No.: 000-52472

Dear Mr. Pandelisev:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment two; however, in the "Terms of the Offering" discussion on page 16 you disclose that the selling shareholders intend to sell the shares at the prevailing market prices. Since there is no market for your

stock, the offering of 2,494,605 shares has to be done at a fixed price in accordance with paragraph 16 to Schedule A of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K. As a result please revise your page 16 disclosures accordingly.

Prospectus Cover Page

2. Please disclose that you are a public reporting company when you state here and under the Market for Common Equity section that this is an initial public offering and there is no market for your shares.

3. Please make it clear that this is a resale by stating that the shares will be sold by selling shareholders.

Selling Security Holders, page 14

4. With respect to the shares offered by the selling security holders, please describe in more detail the transactions pursuant to which these securities were issued, including to the extent applicable:

- the aggregate proceeds received by the company from the investors;

- any registration rights;

- the reasons for the transactions;

- use of proceeds and the type of investors who purchased the securities (affiliates).

5. Please tell us whether Mr. Pandelisev is related to Mr. Boris Pandelisev, one of the selling security holders. Tell us what consideration you have given to whether the shares owned by Mr. Boris Pandelisev are also beneficially owned by Mr. Kiril Pandelisev for purposes of your beneficial ownership table. Also disclose any other material relationship which any selling security holder has with the company or any of its affiliates. See Item 507 of Regulation S-K.

6. With respect to the shares to be offered for resale by selling security holders who are not natural persons, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by these security holders.

Plan of Distribution, page 16

7. Please clarify that selling shareholders will sell at a fixed price and delete the information under "The sales price to the public may be".

8. Please include disclosure regarding the constraints that Regulation M of the Securities Exchange Act will impose on the selling shareholders.

Offering Will be Sold by Our Officers and Director, page 16

9. Please delete this entire section since this is not a self-underwritten offering, but is a resale offering by shareholders. Please also delete similar disclosure under the Regulation M section on page 28.

Terms of the Offering, page 16

10. We note your revised disclosure in response to our prior comment 15. Please clarify your disclosure in the last sentence of the same paragraph. If your intention is to indemnify the selling security holders, please revise your disclosure accordingly.

Description of Business, page 17

General

11. We note your revised disclosure in response to our prior comment 18.

- In your disclosure you talk about certain analysis performed by "Pastor (Hughes Laboratories, Malibu)"; however, you do not provide any disclosure about Hughes Laboratories or Pastor, or explain what patents you are referring to. Please revise your disclosure to provide more clarity on this issue.

- Further, it appears that you have not addressed the second half of prior comment 18. Your revised disclosure at the end of the second paragraph is quite broad and not responsive to our comment. Please revise your disclosure to address our prior comment 18 in full.

Industry Background, page 19
Bridgman-Stockbarger Method of Crystal Production, page 20

12. We note your revised disclosure in response to our prior comment 19; however, your disclosure lacks information about the raw materials you would need to manufacture your products and the sources of these materials. Please revise your disclosure to provide the information required by Item 101(h)(4)(v) of Regulation S-K.

Status of any Publicly Announced New Products, page 23

13. We note your revised disclosure in response to our prior comment 23. Please explain briefly in your disclosure what laboratory verification and process modeling are.

Patents and Trademarks, page 25

14. We note your revised disclosure in response to our prior comment 27. Please explain the phrase"… but not before CRC raised a minimum of $500,000 as its licensee capitalization" on page 26. Further, please clarify in the filing whether the licensing fees will be calculated as percentages of annual gross sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

15. We have read your response to comment 34 from our letter dated June 27, 2008. You indicate that you have generated no revenue and have incurred total losses of $923,853 through December 31, 2007. However, as a result of your restatement, your financial statements indicate that you have incurred total losses of $1,813,853 from inception through December 31, 2007. Please revise your disclosure accordingly.

16. Please expand/revise your discussion under results of operations for all periods to:
    - Quantify each factor you cite as impacting your operations. For example, you disclose on page 30 that the decrease in your net loss for the year ended December 31, 2007 was due primarily to having completely impaired certain assets during 2006 and a decrease in consulting expenses, general and administrative expenses and professional fees, without quantifying the impact attributed to each component.
    - Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion on page 30 of the increase in consulting and management fees of $20,041 for the year ended December 31, 2007 compared to the prior year does not explain why there was a decrease in total expenses for the year ended December 31, 2007.

    Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

17. We have read your response to comment 36 from our letter dated June 27, 2008. We note that you have disclosed your capital requirements for the next twelve

months. However, you have not discussed your financial difficulties, viable plans to overcome these difficulties, uncertainties that will affect your liquidity or your ability or inability to generate sufficient cash to support operations. Please include a discussion that follows the guidance in SEC Financial Reporting Release 16, Uncertainty about an Entity's Continued Existence. Please revise your filing to provide a more robust discussion of your going concern issues, including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way; and

- A reasonable, detailed discussion of your ability or inability to generate sufficient cash to support operations.

Executive Compensation, page 38
Summary Compensation Table, page 38

18. We note that you have revised the summary compensation table in response to our prior comment 39; however, the table does not reflect the information required by Item 402(n) of Regulation S-K (for example, the summary compensation table in Item 402(n) does not contain a column titled "Other Annual Compensation Disclosure"; the table needs to provide information about the executive compensation of the named executive officers for the last two completed fiscal years; all the values in the table should represent dollar values and not share numbers). Therefore, we re-issue our prior comment 39.

Director Compensation, page 39

19. The Director Compensation Table appears incomplete (the "All Other Compensation" and "Total" columns seem to be missing). Please revise your disclosure in accordance with Item 402(r) of Regulation S-K.

Certain Relationship and Related Transactions, page 40

20. Please disclose any payments made to SCT in the last two fiscal years.

21. We note your response to our prior comment 46; however, in this section of the filing you should include appropriate disclosure about Mr. Pandelisev's outstanding loans to the company. Please address our prior comment 46 in full.

Audited Annual Financial Statements

Statement of Operations, page F-4

22. We note that you included your loss on sale of asset in other income (expense). In future filings please classify this loss in operating income as required by paragraph 45 of SFAS 144.

Statement of Cash Flows, page F-7

23. Please tell us how you determined that your contributed capital should be included as an adjustment to reconcile net (loss) to cash instead of as a non-cash activity. It appears that the cancellation of amounts owed to related parties did not affect either your statement of operations or your cash flows for the corresponding period. Please cite the accounting literature used to support your conclusion.

Note 2. Summary of Significant Accounting Practices, page F-7

24. We have read your response to comment 58 from our letter dated June 27, 2008. Please revise your earnings per share accounting policy here and on page F-20 to disclose that your common stock purchase warrants outstanding could potentially dilute basic EPS in the future but were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. Refer to paragraphs 13 and 40(c) of SFAS 128. Please also revise your statements of operations for all periods presented to indicate that the figures disclosed in the line item "number of shares outstanding" represent both the amount of basic and diluted weighted average shares outstanding for each period presented.

Note 4. Stockholders' Equity, page F-9

Common Stock, page F-9

25. We have read your response to comment 60 from our letter dated June 27, 2008. Please disclose the method of estimating the fair value of your crystal growth and material purification assets that were acquired for 627,821 common shares as required by paragraph 64(c) and 65 of SFAS 123R. Please also tell us what consideration you gave to EITF 96-18 in accounting for equity instruments that are issued for good and services.

Unaudited Interim Financial Statements

Statements of Operation, page F-16

26. Please tell us how you calculated your weighted average number of shares outstanding for the periods presented. It is unclear how your weighted average shares outstanding for the three months ended June 30, 2008 was 12,327,449 given that you disclosed that you had 12,955,270 outstanding shares as of March 31, 2008. Please revise or advise accordingly.

Statements of Cash Flow, page F-19

27. Please tell us how you determined that your issuance of 627,821 shares of common stock to purchase manufacturing equipment resulted in an investing cash outflow instead of a non-cash activity in the six months ended June 30, 2008. Please also tell us how the common stock issued for this asset purchase resulted in a financing cash inflow instead of a non-cash activity for the six months ended June 30, 2008. Please cite the accounting literature used to support your conclusion. It appears that the issuance of common stock for manufacturing equipment did not affect cash flows in the periods presented.

Note 2. Summary of Significant Accounting Practices, page F-20

28. Please disclose here and on page F-22 the number of warrants outstanding for the purchase of common stock as of June 30, 2008. Please also disclose the amount of research and development costs incurred during the six months ended June 30, 2008. Your current disclosures include only the figures as of and for the years ended December 31, 2007 and 2006. Please revise accordingly.

Note 7. Provision for Income Taxes, page F-24

29. Please revise to provide the necessary disclosures as of and for the six months ended June 30, 2008. Your current disclosures are focused solely on the amounts as of and for the years ended December 31, 2007 and 2006.

Note 9. The Effect of Recently Issued Accounting Standards, page F-25

30. Some of the pronouncements described in your footnote were required to be adopted during the six month period ended June 30, 2008. Please revise to disclose the actual impact the adoption of these standards had on your financial statements, instead of describing the expected impact.

Part II

Recent Sales of Unregistered Securities, page 38

31. We note that you have not disclosed the basis for the exemptions claimed in
connection with the sale of unregistered securities. Therefore, we re-issue our
prior comment 66.

Exhibits, page 45

32. We note that you have filed the employment agreements as "Additional Exhibits"
in the exhibits table (see Item 601(a) of Regulation S-K). Since the employment
agreements are material contracts, they should be filed in accordance with Item
601(b)(10) of Regulation S-K. Please re-file the employment agreements to
reflect the proper exhibit number.

Exhibit 5 – Legal Opinion

33. The price per share stated in the first paragraph of the opinion seems incorrect.
Please revise accordingly.

Form 10-KSB/A for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 11

34. Please amend your Form 10-KSB MD&A to include the revised MD&A
disclosures included on page 30 through 34 of your Form S-1/A. Your MD&A
should discuss the results of operations for the year ended December 31, 2007.
Please also include a discussion of your liquidity, capital resources and off
balance sheet arrangements, as applicable.

Note 11. Restated Financials, page F-14

35. Please amend your Form 10-KSB/A to provide a comprehensively detailed
footnote that discusses your restatements. A clearer presentation would include
financial tables presenting the amounts as reported and as restated with the
adjustments shown as reconciling items for all line items. Your disclosure should
also include the impact on all financial statements including your balance sheets,
statements of operations, statements of stockholders' deficit and statements of
cash flows for all periods affected. Refer to paragraphs 25 and 26 of SFAS 154.

Item 8A. Controls and Procedures, page 13

36. Please revise your disclosure in future filings to state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

37. We note that you did not discuss the impact of the restatement on your disclosure controls and procedures. Please amend your Form 10-KSB/A to appropriately update your Item 8A disclosures to include the following:

    - a discussion of the restatement and the facts and circumstances surrounding it,
    - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of your disclosure controls and procedures,
    - changes to internal controls over financial reporting, and
    - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

    Refer to Items 307 and 308(c) of Regulation S-B. Please also tell us how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of your disclosure controls and procedures disclosed in your Form 10-Qs for the periods ended March 31, 2008 and June 30, 2008. Please amend your Form 10-Qs for these periods as well, if necessary.

Form 10-Q for the Quarterly Period Ended June 30, 2008

General

38. Please address the comments above in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

39. Please amend your filing to include a discussion of the results of operations for the six months ended June 30, 2008 as well.

Item 4. Controls and Procedures, page 19

40. Please amend to disclose that there were no changes in internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected or are reasonable likely to materially affect your internal controls over

financial reporting. Please also revise future filings beginning with your next Form 10-Q to include this disclosure as required by Item 308(c) of Regulation S-K.

41. Please amend your filing to provide your conclusions regarding the effectiveness of your disclosure controls and procedures as of June 30, 2008, instead of March 31, 2008.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Joseph Lambert Pittera, Esq. (via facsimile @ (310) 328-3063)
        Law Offices of Joseph Lambert Pittera
        2214 Torrance Boulevard
        Torrance, California 90501